ANTOFAGASTA PLC

82-4987

Park House
16 Finsbury Circus
London
EC2M 7AH

Telephone: + 44 20 7382 7862
Fax: + 44 20 7628 3773
info@antofagasta.co.uk

El Tesoro obtains LME Grade A certification

London: 4 August 2003 – Antofagasta plc announces that its 61% owned Minera El Tesoro, located in Chile's Second Region, has obtained certification from the London Metal Exchange (LME) to have its cathodes listed as a standard Grade A quality commodity under the MET brand. In order to obtain certification, El Tesoro successfully underwent the rigorous LME procedure to confirm the quality and consistency of its cathodes, including high standards of quality control.

El Tesoro is a standard heap-leach SX-EW operation, which is expected to produce 85,000 tonnes of cathodes in 2003.

Antofagasta is a UK-listed copper mining group with mining operations at Los Pelambres, El Tesoro and Michilla in Chile.


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Enquiries – London
Antofagasta plc
Tel: +44 20 7382 7862
Philip Adeane
Email: nwakefield@antofagasta.co.uk

Enquiries – Santiago
Antofagasta Minerals S.A.
Tel: + 562 377 5000
Marcelo Awad
Email: mawad@aminerals.cl

Issued by Keith Irons
Email: keith@bankside.com
Tel: +44 20 7444 4155

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